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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANKOH INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MERCHANT ST., SUITE 850
(No. and Street)

HONOLULU	HI	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRANDI HINO, FINOP 808-694-8794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

55 MERCHANT ST., SUITE 1900	HONOLULU	HI	96813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAMELA MOY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANKOH INVESTMENT SERVICES, INC., as of FEBRUARY 26, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Hawaii
City & County of Honolulu) ss

Subscribed and sworn to (or affirmed) before me this 26th day of Feb, 2016, by Pamela Moy (name of signer).

Renee Yoshimura-Valdez (Signature of Notary) (Seal of Notary)
My commission expires 3/16/17 (expiration date)

Renee Yoshimura-Valdez
Notary Public

Signature

SENIOR VICE PRESIDENT & CHIEF COMPLIANCE OFFICER
Title

NOTARY PUBLIC CERTIFICATION
Renee Yoshimura-Valdez First Judicial Circuit
Doc Description US SEC Annual Audited Report Form X-17A-5 Part III
No of Pages 1 Date of Doc 2/26/16
Renee Yoshimura-Valdez 2/26/16
Notary Signature Date

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Bankoh Investment Services, Inc.
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bankoh Investment Services, Inc.

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankoh Investment Services, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.



/s/ Ernst & Young LLP

Honolulu, Hawaii
February 26, 2016

Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	2,843,154
Commissions receivable from brokers and dealers, net		344,666
Other assets		174,873
Total assets	$	3,362,693
Liabilities and stockholder's equity		
Liabilities:		
Due to parent for income taxes payable	$	567,170
Accrued expenses and other liabilities		739,407
Total liabilities		1,306,577
Stockholder's equity:		
Common stock ($10 par value),		
authorized, issued and outstanding 50,000 shares		500,000
Retained earnings		1,556,116
Total stockholder's equity		2,056,116
Total liabilities and stockholder's equity	$	3,362,693

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2015

Revenues	
Mutual fund and securities income	$ 2,286,977
Annuity and insurance fee income	5,978,527
Investment advisor fees	735,670
Other income	97,952
	9,099,126
Expenses	
Salaries, commissions and benefits	5,447,636
Broker charges	415,960
Occupancy	346,592
Equipment	117,220
Other operating expenses	714,468
	7,041,876
Income before income taxes	2,057,250
Provision for income taxes	821,487
Net income	$ 1,235,763

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common Stock	Retained Earnings	Total
Balance at December 31, 2014	$ 500,000	$ 320,353	$ 820,353
Net income	–	1,235,763	1,235,763
Balance at December 31, 2015	$ 500,000	$ 1,556,116	$ 2,056,116

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Operating activities	
Net income	$ 1,235,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred taxes	1,024
Depreciation and amortization	5,843
Increase in commissions receivable from brokers and dealers, net	(47,998)
Increase in other assets	(611)
Increase in due to parent for income taxes	137,877
Increase in accrued expenses and other liabilities	92,225
Net cash provided by operating activities	1,424,123
Investing activities	
Purchases of equipment	–
Financing activities	
Cash dividend paid	–
Increase in cash and cash equivalents	1,424,123
Cash and cash equivalents at beginning of year	1,419,031
Cash and cash equivalents at end of year	$ 2,843,154

See accompanying notes.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2015

1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under rule 15c3-3(k)(2)(ii), which provides all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Additionally, the Company is a Registered Investment Advisor offering a variety of managed account solutions directed by third-party asset managers. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC (NFS), which maintains the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles (GAAP) and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $2,747,395 as of December 31, 2015.

2. Summary of Significant Accounting Policies (continued)

Mutual Fund and Securities Income

Commission revenue and related brokerage charges are recorded on a trade-date basis.

Annuity Fee and Life Insurance Income

Annuity and life insurance income and related expenses are recorded on a contract date basis. The contract date is the date the Company receives the customer's completed application.

Accounting Standards Pending Adoption

In May 2014, the FASB issued ASU No. 2014-09, *"Revenue from Contracts with Customers."* The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies generally will be required to use more judgment and make more estimates than under current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, but not before interim and annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the provisions of ASU No. 2014-09 and will be closely monitoring developments and additional guidance to determine the potential impact the new standard will have on the Company's financial statements.

Subsequent Events

Subsequent events have been evaluated through February 26, 2016, the date the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.

3. Service Agreement

The Company has a service agreement with NFS to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2015, the Company had net capital of $1,692,352, which was $1,605,247 in excess of its required net capital of $87,105. The Company's aggregate indebtedness to net capital ratio was 0.772-to-1. The Company had no subordinated debt at December 31, 2015, or at any time during the year then ended.

5. Related Party Transactions

The Bank allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2015 included:

Salaries, commissions and benefits	$ 615,033
Occupancy	346,540
Other operating expenses	106,404

At December 31, 2015, amounts due to the Bank included in accrued expenses and other liabilities totaled $140,574.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $690,182 to the Parent for income taxes during 2015.

The Company's deferred tax assets of $86,486 are predominantly the result of temporary timing differences relating to state taxes owed for 2015 which will be deducted from the Federal income tax in 2016 and are included in other assets. Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. Management believes it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

6. Income Taxes (continued)

The significant components of the provision for income taxes for the year ended December 31, 2015 are as follows:

Current:	
Federal	$ 675,125
State	145,338
	820,463
Deferred:	
Federal	1,830
State	(806)
	1,024
Provision for income taxes	$ 821,487

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate of 35% to income before income taxes primarily due to the effect of state taxes.

In 2015, the Parent filed a protest with the Internal Revenue Service related to one adjustment on its federal income tax return for 2011. The Parent is waiting for a hearing date with the Appeals office on this matter. The Parent's tax returns for 2012-2014 remain subject to examination. The Parent is not currently being examined by the State of Hawaii. The Parent's State of Hawaii income tax returns for 2012-2014 remain subject to examination.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $389,295 in 2015 and was included in salaries, commissions and benefits.

7. Employee Benefits (continued)

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2015, the Company's expense for the Retirement Plan, Excess Plan and postretirement benefits was $58,696 and was included in salaries, commissions and benefits.

8. Operating Leases

The Company leases office space from the Bank on a month-to-month basis. Rent expense for the year ended December 31, 2015 was $346,540 and was included in occupancy expense.

9. Contingencies

Based on information currently available, management believes the eventual outcome of any claims against the Company will not have a material adverse effect on the Company's statement of income and financial condition. However, in the event of unexpected future developments, it is possible the ultimate resolution of those matters, if unfavorable, may be material to the Company's statement of income for any particular period.

Supplemental Information

Schedule I

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1

As of December 31, 2015

Net Capital		
Total stockholder's equity qualified for net capital	$	2,056,116
Deductions and/or charges:		
Nonallowable assets:		
Restricted cash		-
Commissions receivable from brokers and dealers		153,943
Deferred taxes		86,486
Equipment		15,580
Other assets		22,807
		278,816
Deduction for excess Fidelity Bond		30,000
Total deductions and charges		308,816
Net capital before haircuts on securities positions:		
(tentative net capital)		1,747,300
Haircuts on money market funds		(54,948)
Net capital	$	1,692,352
Aggregate Indebtedness		
Items included in statement of financial condition:		
Due to parent for income taxes payable	$	567,170
Accrued expenses and other liabilities		739,407
Total aggregate indebtedness	$	1,306,577
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	87,105
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	87,105
Net capital in excess of required minimum	$	1,605,247
Ratio: Aggregate Indebtedness to Net Capital		0.772 to 1

Schedule I

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 (continued)

As of December 31, 2015

There are no material differences between the net capital, as reported in the Company's Part II (unaudited) FOCUS Report and the Schedule I in the audited financial statements as of December 31, 2015.

Schedule II

Bankoh Investment Services, Inc.
Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements
December 31, 2015

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule III

Bankoh Investment Services, Inc.
Statement Pursuant to SEC Rule 17a-5(d)
Information Relating to Possession or Control of Securities
December 31, 2015

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bankoh Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Bankoh Investment Services, Inc. Exemption Report, in which (1) Bankoh Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated it met the identified exemption provisions throughout the most recent year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and SIPC who rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.



/s/ Ernst & Young LLP

Honolulu, Hawaii
February 26, 2016

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

The Board of Directors
Bankoh Investment Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Bankoh Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Bankoh Investment Services,,Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2015 through December 31, 2015. Bankoh Investment Services, Inc.'s management is responsible for Bankoh Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the cash disbursements journal.

   There were no findings noted.

2. Compared the amounts reported on the FOCUS reports filed January 27, 2016, October 22, 2015, July 17, 2015 and April 23, 2015 with the amounts reported in Form SIPC-7 for the period beginning January 1, 2015 through December 31, 2015.

   There were no findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period beginning January 1, 2015 through December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 26, 2016